Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT TO THE

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

STANDARD BIOTOOLS INC.

Standard BioTools Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

1.            Section 1 of Article IV of the Eighth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated to read in its entirety as follows:

       “Section 1. This Corporation is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Corporation shall have authority to issue is six hundred and ten million (610,000,000) shares, of which six hundred million (600,000,000) shares are Common Stock, $0.001 par value, and ten million (10,000,000) shares are Preferred Stock, $0.001 par value.”

2.            This Second Certificate of Amendment to the Corporation’s Eighth Amended and Restated Certificate of Incorporation, as amended, has been duly authorized and adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the Delaware General Corporation Law, and has been duly approved by the stockholders of the Corporation at a meeting of the stockholders on January 4, 2024, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Standard BioTools Inc. has caused this Second Certificate of Amendment to be signed by its Chief Executive Officer this 4th day of January, 2024.

/s/ Michael Egholm, Ph.D.
Name: Michael Egholm, Ph.D.
Title: Chief Executive Officer